82-4655

03 MAR 10 AM 7:21

X-Cal Resources Ltd.

Third Quarter Report (Unaudited)
For the 9 months ended December 31, 2002

03007300

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

PO Box 48479, Bentall Centre
Vancouver, BC V7X 1A0
Tel: 604-662-8245
Fax: 604-688-7740
Website: www.x-cal.com

SUPPL

dlw 3/13

X-Cal Resources Ltd.

TSX/XCL **February 21, 2003**

Quarterly Report

X-Cal Resources Ltd. has assembled an experienced Nevada Exploration Team to guide exploration of the Sleeper Gold Project located in Humboldt County, Nevada. The Phase I budget of US$ 1 million is allocated: 1/3 to early stage targets, 1/3 to mine site area targets, and 1/3 discretionary. The minimum 2003 Sleeper program is proposed at US$ 5 million.

The Sleeper Exploration Team is composed of senior explorationists with Nevada track records: Winthrop Rowe, MSC., Larry Kornze, P.Eng., Ken Snyder, PHD., Keith Blair, MSC., Terry White, Geophysicist, and Larry Martin, Structural Geologist.

Mr. Rowe has approximately 8 million discovery ounces to his credit. An example is the Florida Canyon mine in Nevada, which was scheduled for closure when a team under Mr. Rowe's direction located new ore that extended the mine life.

Mr. Kornze is well known for leading teams which discovered more than 40 million ounces of gold for Barrick in Nevada.

Mr. Synder has the "Ken Snyder" Midas Mine named after him, in recognition of his contribution to Franco Nevada (now Newmont).

Keith Blair, MSC., is the Sleeper Team Project Coordinator. Mr. Blair gained much of his experience working with Placer Dome and is a specialist in computer modeling.

Terry White is one of the foremost geophysicists. Until recently his abilities were being utilized exclusively by Placer Dome. X-Cal is particularly pleased to have Mr. White's view of the overburdened covered parts of the property. His magnetic survey of Sleeper is more than four times the density of a standard magnetic survey and conforms with remarkable accuracy to known features at Sleeper.

Mr. Martin is an experienced structural geologist.

Exploration at Sleeper will continue throughout 2003.

X-Cal Resources Ltd.
Consolidated Balance Sheets
(unaudited)

	December 31, 2002	March 31, 2002
Assets		
Current		
Cash and term deposits	$ 1,022,703	$ 20,561
Receivables and prepayments	80,885	34,837
	1,103,588	55,398
Notes receivable	195,583	60,914
Mineral property interests (see attached schedule)	15,173,889	14,727,617
Capital assets	21,310	26,745
	$ 16,494,370	$ 14,870,674
Liabilities		
Current		
Payables and accruals	$ 107,019	$ 210,116
Shareholders' Equity		
Capital stock (note 3)	25,673,571	23,386,427
Deferred stock-based compensation (note 2, 3)	27,219	-
Deficit	(9,313,439)	(8,725,869)
	16,387,351	14,660,558
	$ 16,494,370	$ 14,870,674

(See accompanying notes to the consolidated financial statements.)

On behalf of the board:

"Shawn Kennedy"
Director

"John Arnold"
Director

Prepared by Management

X-Cal Resources Ltd.
Consolidated Statements of Loss and Deficit
(unaudited)

		Three Months Ended December 31			Nine Months Ended December 31	
		2002	2001		**2002**	2001
Interest and other income	$	**1,066**	$ 377	$	**1,288**	$ 963
General and administrative						
Automobile		**1,546**	5,468		**6,146**	9,964
Consulting		**1,600**	-		**31,600**	-
Depreciation		**2,824**	3,972		**8,377**	11,918
Investor relations and printing		**126,575**	17,636		**199,320**	23,121
Legal, accounting and audit		**23,391**	2,503		**35,618**	10,714
Office and other		**13,640**	8,000		**28,641**	17,232
Registrar and transfer agent		**5,140**	3,122		**13,574**	10,609
Rent		**15,985**	5,990		**36,157**	20,057
Salaries and benefits		**32,500**	35,684		**85,249**	85,549
Stock exchange fees		**3,711**	9,648		**33,783**	17,487
Telephone		**6,604**	2,563		**15,955**	10,353
Travel		**33,567**	8,452		**49,157**	19,901
		267,083	103,018		**543,577**	236,905
		(266,017)	(102,641)		**(542,289)**	(235,942)
Other						
Stock-based compensation		**(8,692)**	-		**(45,882)**	-
Foreign exchange gain/(loss)		**222**	312		**601**	(107)
Net loss for the period	$	**(272,487)**	$ (102,329)	$	**(587,570)**	$ (236,049)
Net loss per share (Basic and Diluted)	$	**(0.004)**	$ (0.002)	$	**(0.010)**	$ (0.005)
Deficit, beginning of period	$	**(9,040,952)**	$ (8,430,554)	$	**(8,725,869)**	$ (8,296,834)
Net loss for the period		**(272,487)**	(102,329)		**(587,570)**	(236,049)
Deficit, end of period	$	**(9,313,439)**	$ (8,532,883)	$	**(9,313,439)**	$ (8,532,883)

(See accompanying notes to the consolidated financial statements.)

Prepared by Management

X-Cal Resources Ltd.
Consolidated Statements of Cash Flow
(unaudited)

	Three Months Ended December 31		Nine Months Ended December 31	
	2002	2001	2002	2001
Cash derived from (applied to)				
Operating				
Net loss	$ (272,487)	$ (102,329)	$ (580,570)	$ (236,049)
Depreciation	2,824	3,972	8,377	11,918
Stock-based compensation	6,692	-	45,882	-
Changes in receivable and payables	6,414	33,636	(149,145)	(16,540)
	(256,557)	(64,721)	(682,456)	(240,671)
Financing				
Shares issued for cash	182,681	119,400	2,268,481	425,130
Investing				
Notes receivable	(128,000)	1,230	(134,669)	95,246
Mineral property interest	(98,827)	(203)	(442,824)	(206,089)
Acquisition of capital assets	513	-	(6,390)	(1,001)
	(226,314)	1,027	(583,883)	(111,844)
Net increase (decrease) in cash	(300,190)	55,706	1,002,142	72,615
Cash and term deposits				
Beginning of period	1,322,893	18,911	20,561	2,002
End of period	$ 1,022,703	$ 74,617	$ 1,022,703	$ 74,617
Non-cash investing and financing activities				
Issue of shares to acquire and explore mineral property interests	$ -	$ -	$ -	$ 167,500

(See accompanying notes to the consolidated financial statements)

Prepared by Management

X-Cal Resources Ltd.
Consolidated Statements of Cash Flow
(unaudited)

Supplemental Disclosure of Non-Cash Investing Activities:

Sleeper Gold Project

On April 24, 2000 the Company signed an Amended Option Agreement with Kinross Gold Corporation which extended the period in which the Company may purchase all of the Kinross interest in the joint venture until September 30, 2000. As part of this Amended Option Agreement the Company issued 5.4 million common shares of the Company to Kinross.

Subsequently, on October 13, 2000 the Company signed a First Amendment to the Amended Option Agreement with Kinross, which extended the period by which the Company may purchase all of Kinross' interest in the joint venture to January 31, 2001. Under the terms of the agreement the Company paid US $250,000 of a US $2 million initial reclamation payment with the balance to be paid by January 31, 2001 (subsequently extended to December 30, 2001 by an agreement dated June 26, 2001). The consideration for this extension was the issuance of 1,500,000 common shares of the Company of which 500,000 were issued in January 2001 and 1,000,000 issued in the three months ended June 30, 2001.

In December 2001, Kinross agreed to extend X-Cal's option on the Kinross portion of the Sleeper Gold Project until December 30, 2003 for $Nil consideration.

Prepared by Management

X-Cal Resources Ltd.
Notes to the Consolidated Financial Statements
December 31, 2002
(unaudited)

1. Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. The accounting policies followed in preparing these financial statements are those used by the company as set out in the audited financial statements for the year ended March 31, 2002. Certain information and note disclosure normally included in annual audited consolidated financial statements prepared in accordance with GAAP has been omitted. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended March 31, 2002.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these consolidated financial statements.

2. Change in Accounting Policy

Effective April 1, 2002, the company has adopted the new accounting standard of the Canadian Institute of Chartered Accountants ("CICA") for accounting for stock-based compensation.

Stock-based compensation on options granted to non-employees is recorded as an expense in the period the options are granted, based on the fair value estimated using the Black-Scholes Option Pricing Model.

The company has elected to follow the intrinsic value method of accounting for share options granted to employees and directors, whereby no compensation expense is recognized when stock or stock options are granted. Any consideration paid by directors and employees on exercise of stock options or purchase of shares is credited to share capital. However, additional disclosure for the effects of accounting for stock-based compensation to directors and employees as compensation expense, using the fair value method, is disclosed as pro-forma information.

3. Capital Stock Information at December 31, 2002

Authorized:	100,000,000
Issued & outstanding:	60,379,195
Fully diluted:	69,126,841

On May 30, 2002, the company completed a private placement of 3,500,000 units at $0.24 per unit for net proceeds of $778,800. Each unit consists on one common share and one-half share purchase warrant. Two half warrants will entitle subscribers to purchase an additional common share at $0.30 for up to two years.

Prepared by Management

On June 28, 2002, the company completed a private placement of 1,500,000 units at $0.45 per unit for net proceeds of $645,750. Each unit consists on one common share and one-half share purchase warrant. Two half warrants will entitle subscribers to purchase an additional common share at $0.60 for up to two years.

On December 13, 2002, the company completed a private placement of 320,612 units at $0.50 per unit for net proceeds of $152,681. Each unit consists on one common share and one-half share purchase warrant. Two half warrants will entitle subscribers to purchase an additional common share at $0.65 for up to two years.

Stock Options

As at December 31, 2002, the company has 3,922,500 stock options outstanding with a weighted average exercise price of $0.36. For the nine months ended December 31, 2002 1,775,000 options were granted at a weighted average exercise price of $0.45. Of these options granted 100,000 were exercised. An additional 277,500 options were also exercised during the period. All options were exercised at a weighted average exercise price of $0.30. 1,050,000 options expired at a weighted average exercise price of $0.31.

Pursuant to the adoption of the CICA policy for accounting for stock-based compensation, compensation expense on options granted to employees and directors, using the fair value method, is disclosed as follows, as pro-forma information.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Method with the following assumptions.

Risk-free interest rate	4.14%
Expected dividend yield	-
Expected stock price volatility	110%
Expected option life in years	4

The pro-forma effect on net loss and loss per share for the period ended December 31, 2002 of the actual results had the Company accounted for the stock options granted to directors and employees using the fair value method as follows:

Net loss for the period	
Reported	$ 587,570
Pro-forma	$1,099,130
Basic and diluted loss per share	
Reported	$0.01
Pro-forma	$0.02

Prepared by Management

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Warrants

As at December 31, 2002, the company has 4,825,146 warrants outstanding with a weighted average exercise price of $0.33. During the nine months ended December 31, 2002 2,660,306 warrants were issued, 2,425,000 exercised and 166,667 expired at a weighted average exercise price of $0.41, $0.24 and $0.35 respectively.

4. Related Party Transaction

During the nine months ended December 31, 2002 the company incurred legal fees of $8,040 to a law firm with which a director of the company is associated. The company also paid $31,600 in consulting fees to a director of the company.

5. Subsequent Events

On February 10, 2003, the company announced a fully subscribed private placement of 3,500,000 units at $0.62 per unit for net proceeds of $2,170,000. Each unit consists of one common share and one-half share purchase warrant. Two half warrants will entitle subscribers to purchase and additional common share at $0.75 for up to two years.

X-Cal Resources Ltd.
Consolidated Schedules of Mineral Properties Deferred
Nine months ended December 31
(unaudited)

	2002	2001
Balance, beginning of year	$ 14,727,617	$ 14,271,714
Acquisition and holding costs incurred		
Advance royalties	46,674	-
Property acquisitions	-	167,500
Assays	1,613	-
Automobile	2,048	1,617
Consulting		
Geological	64,654	3,724
Mineral claims	600	-
Depreciation	3,448	5,179
Drilling	56,949	-
Field expenses	21,888	7,055
Insurance	786	1,487
Licenses and fees	178,035	166,372
Mapping and plotting	30,364	1,014
Reclamation	4,746	-
Telephone	1,773	1,827
Travel and transportation	11,694	6,493
Wages	21,000	16,500
	399,598	211,268
Balance, end of period	$ 15,173,889	$ 14,650,482

Prepared by Management

9

Management's Discussion & Analysis

The information appearing below has been derived from and should be read in conjunction with the interim financial statements for the period ended December 31, 2002 of the Company and notes thereto and the audited year ended March 31, 2002 financial statements of the Company and notes thereto.

Results of Operations

The Company recorded a net loss of $587,570 ($0.01 per common share) for the nine months ended December 31, 2002 compared to a net loss of $236,049 ($0.005 per common share) for the comparable nine month period of 2001.

Operating expenses for the nine months ended December 31, 2002 were $543,577 compared to $236,905 for the comparable nine month period of 2001. This difference is mainly attributable to increased activity in investor relations and travel. In addition, consulting and Toronto Stock Exchange filing fees increased.

Liquidity and Capital Resources

For the nine months ended December 31, 2002, expenditures on exploration and development were $446,272 compared to $378,768 for the same period in 2001. In 2001, the Company signed a First Amendment to the Amended Option Agreement for the Sleeper Gold Project with Kinross Gold Corp. and as part of the Agreement, 1,000,000 common shares with a deemed value of $167,500 were issued to Kinross.

The Company has been successful in raising capital by private placement of treasury shares and expects to be able to continue to do so.

Prepared by Management

CORPORATE INFORMATION

DIRECTORS

John M. Arnold
William E. Bateman
Daniel W. Kappes
Shawn M. Kennedy

AUDITORS

Grant Thornton LLP, Vancouver, British Columbia

SHARES LISTED

The Toronto Stock Exchange: XCL

TRANSFER AGENT

Computershare Trust Company of Canada, Toronto